UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lufkin Industries, Inc.

(Name of Subject Company (issuer))

Lufkin Industries, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Certain Options Granted under the Lufkin Industries, Inc. 1990 Stock Plan to Purchase Common Stock, par value $1.00 per share

(Title of Class of Securities)

549764108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Paul G. Perez

Lufkin Industries, Inc.

601 Raguet

Lufkin, Texas 75904

(936) 637-5267

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kimberly A. Osburn

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 announces the termination on February 9, 2004 of the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 8, 2004 by Lufkin Industries, Inc., a Texas corporation (“Lufkin”), relating to the offer by Lufkin to purchase all outstanding options to purchase shares of Lufkin common stock, par value $1.00 per share, with an exercise price of $38.00 per share granted on November 12, 1997, under the Lufkin Industries, Inc. 1990 Stock Option Plan, for $1.00 in cash per option, without interest.

Capitalized terms used and not defined in this Amendment No. 2 have the meanings given to those terms in the Schedule TO.

Section 5 of the Offer to Purchase is hereby amended and updated to provide the following:

5. Acceptance for Purchase of Options and Payment of Cash Amount.

The Offer to Purchase expired at 5:00 p.m., Houston, Texas time, on February 9, 2004. Pursuant to the Offer to Purchase, Lufkin has accepted for purchase all properly tendered and not validly withdrawn options eligible for the Offer to Purchase, which options represented the right to purchase an aggregate of 59,700 shares of Lufkin’s common stock. This number represents 86.2% of the outstanding options eligible for the Offer to Purchase. Upon the terms and subject to the conditions of the Offer to Purchase, Lufkin will promptly pay an aggregate purchase price of $59,700 for such tendered options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lufkin Industries, Inc.

/s/ Douglas V. Smith

Douglas V. Smith, President and Chief Executive Officer

Date: February 10, 2004

2